UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. <mark>2)</mark>

(Mark One)

☒ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report

Commission file number [   ]



Integrated Media Technology Limited
(Formerly known as China Integrated Media Corporation Limited)
(Exact name of Registrant as specified in its charter
and translation of Registrant's name into English)

Australia
(Jurisdiction of incorporation or organization)

Mr. Con Unerkov, Non-executive Director
Level 7, 420 King William Street, Adelaide, SA 5000, Australia
Phone +61 8 7324 6018 Fax:+61 8 8312 0248
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered or to be registered
Ordinary Shares	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Analysis of Auto Stereoscopic Display (ASD) technology market – the ASD ecosystem

3D displays exhibit images with depth perception by using various technologies such as stereoscopic, multi-view, and 2D-plus-depth display. Currently, these popular 3D displays need to be viewed with special 3D glasses in order to experience depth perception. 3D displays are used in numerous devices such as 3D TVs, mobile handsets, tablets, gaming devices, and head mount devices ("HMDs").

The global 3D display market is expected to grow at a CAGR of 28%[1] in terms of revenue during the forecast period. In 2015, the Asia Pacific ("APAC") dominated the market, accounting for a market share of 85%[1]. The APAC is a hub for different manufactures, including those that develop 3D flat displays has been highest in the region because most devices are currently being developed with 3D displays and the majority of the manufactures are based in South Korea, Taiwan, China, and Japan.

[1]   Source Global 3D Display Market Report - Technavie (Sept 2016)

Since the commercialization of 3D displays, TV service providers, advertising agencies, and broadcasters have been focusing on airing more 3D content and displaying advertisements on 3D billboards. As a result, 3D technology has evolved as one of the fastest growing display formats worldwide. Although the global 3D display market is still in its early phase, the increasing popularity of 3D display is expected to lead to unprecedented growth during the forecast period. The increased penetration of high-bandwidth internet is another major driver in this market.

The increased adoption of 3D displays in the advertisement sector is a major trend witnessed in the market. To increase customer engagement, vendors in the advertising sector are adopting autostereoscopic displays that enable the 3D effect without requiring the viewer to wear 3D glasses. Extensive use of 3D projection and display in the healthcare sector is another major trend being witnessed in the market.

ASD technology is a disrupting technology as it brings in better viewing experience in 3D mode without the need for special glasses. This technology can be integrated into any products that uses LCD display panels. As most of the product displays use LCD panels, ASD technology will potentially replace all products that incorporate LCD panels when ASD technology achieves broad acceptance and competitive pricing. In addition to the current 3D display market that ASD technology can capture, there are new applications that ASD technology (3D without glasses) can enhance our lifestyle and productivity in the digital informative society we live in. New applications will be created by tapping into scenarios like 3D without glasses in education, entertainment, architecture, and medical industries. We are seeing some of these new applications in the education classrooms and in surgical instruments in the operating room. The market potential for ASD products and solutions is equal to society demand for 3D imagery in every digital display.

In order that ASD technology to be adopted by the consumers, there need to be enough 3D content available for ASD technology adopter to consume. The buildup of an ASD ecosystem that includes a variety of ASD products and services together with plentiful ASD content will enable the technology to be adopted in the new market. The sections below will explain different technology needed to build this ASD ecosystem.

Technology overview

Auto Stereoscopy is any method of displaying stereoscopic images (adding binocular perception of 3D depth) without the use of special headgear or glasses on the part of the viewer. Because headgear is not required, it is also called "glasses-free 3D" or "glasses less 3D". There are two broad approaches currently used to accommodate motion parallax and wider viewing angles: eye-tracking, and multiple views so that the display does not need to sense where the viewer's eyes are located.

There are 3 main autostereoscopic displays technologies, include parallax barrier, lenticular lens and directional backlight displays, used to create images on ASD.

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Market and Industry Analysis

3D Display Market

Currently, the 3D display market is in its early stage. Most of the 3D-enabled electronic devices require 3D glasses to experience the 3D effect. The usage of these 3D glasses is limiting the adoption of 3D displays as the glasses are uncomfortable to wear. For instance, wearing 3D glasses for a long period sometimes causes headache or eyestrain. Therefore, to eliminate the use of glasses, vendors in 3D display market are focusing on adopting autostereoscopic technology, which delivers the 3D effect to the naked eye.

However, autostereoscopic technology currently has limitations because of its high cost and image quality. Therefore, the potential commercialization of this technology will be seen in the near future as the vendors in the 3D display market are focusing on developing ideal 3D displays using autostereoscopic technology.

Market size by revenue

The global 3D display market is growing at a CAGR of 26.8%. The market is growing at an impressive rate because of the increasing popularity of 3D technology. Some Hollywood movies such as The Lego Movie and Captain America: The Winter Soldier have been featured in 3D format and this is indicative of the popularity of this format. The market is also witness increased adoption of 3D displays in the advertisement sector. The increased popularity of 3D technology has stimulated advertising agencies to exhibit 3D content on billboards and feature 3D advertisement films.

The significant increase in the growth rate of the global 3D display market is attributed to the increased penetration of 3D TVs and the popularity of 3D technology. The increase in 3D content are expected to contribute to the growth of the global 3D display market. Digitization is one of the major factors driving the demand for 3D LED TVs, which, in turn, contributes to the growth of the global 3D display market.

Recent advanced in 3D display technology, along with the improved visual experience, picture clarity, superior performance, and high resolution of 3D display have led to their increased adoption in numerous markets, industries, and applications. These benefits/features of 3D displays are expected to contribute to the growth of the global 3D display market. Below is the ASD market overview by product category in China and Hong Kong.

Diagram 4.2 - Auto Stereoscopic Display (ASD) Market Overview - Overall Market Size and Breakdown by Product Category - the PRC

USD Million



USD Million sales	2011	2012	2013	2014	2015	2016E	2017E	2018E	2019E	2020E
Hardware	181.7	213.1	257.0	316.4	405.6	530.1	697.1	925.1	1,231.3	1,656.1
Others	69.5	77.5	88.3	104.6	128.7	164.9	214.7	284.0	384.1	528.1
Total	251.2	290.6	345.3	421.0	534.3	695.0	911.8	1,209.1	1,615.4	2,184.2

Exchange Rate: 1 USD=6.6 RMB
Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

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Diagram 4.3 - Auto Stereoscopic Display (ASD) Market Overview - Overall Market Size and Breakdown by Product Category – Hong Kong

USD Million



USD Million sales	2011	2012	2013	2014	2015	2016E	2017E	2018E	2019E	2020E
Hardware	38.4	45.4	55.7	68.6	86.0	108.5	138.2	177.1	228.8	300.9
Others	12.3	14.3	16.9	20.2	24.3	30.6	39.1	50.3	65.2	87.1
Total	50.7	59.7	72.6	88.8	110.3	139.1	177.3	227.4	294.0	388.0

Exchange Rate: 1 USD=7.8 HKD
Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Market size by volume

The volume shipment of 3D displays is growing at a CAGR of 19.9%. Increased adoption of 3D display by 3D TV, smartphone, and portable display device manufacturers has led to an increase in the volume shipments of 3D displays.

The increased demand for 3D TVs and the rise in the number of 3D advertisements are the factors driving the increase in the shipments of 3D displays worldwide. Consumers prefer 3D content because of its unique visual appeal. In addition, with the increase in popularity of 3D technology, advertising agencies are employing autostereoscopic 3D technology to display advertisements on billboards. The impact of 3D technology's immersive and unique visual quality has led to a substantial increase in brand recognition, loyalty, retention, and advertisement recall across the globe.

Market Segmentation by Application

Global 3D display market is segmented as follows:
• TVs
• Smartphones
• Others - include tablets, portable gaming devices, monitors and HMDs.

The majority of the revenue in the global 3D display market was generated from the 3D TVs segment in 2014. This was followed by the smartphones segment, wherein the penetration of 3D displays in smartphones is expected to rise significantly in the coming years. The others segment, which includes applications such as tablets, portable gaming devices, and HMDs will contribute significantly to the growth of the global 3D display market.

Consumers are adopting 3D technology at a significant pace because of the increasing popularity of 3D technology and the increasing 3D content worldwide. Moreover, numerous Hollywood movies such as Godzilla, 300, Rise of an Empire and animated movies such as Lego and How to Train Your Dragon. As a result of this consumers are more drawn to the 3D visual experience, and hence the demand for 3D TVs is increasing. Therefore, the demand for 3D displays form the 3D TVs segment is increasing significantly. Moreover, with the advent of autostereoscopic technology, the 3D TVs segment will flourish as it eliminates the usage of glasses for 3D content.

However, there are challenges in the market with regards to the picture clarity when viewed from different angles in a TV. As a result, 3D display manufactures are focusing on eliminating such technical challenges, to deliver superior customer satisfaction. Portable devices such as gaming devices, smartphones, and tablets will adopt 3D technology at a greater pace because consumers can adjust the eye angle accordingly as these are handheld devices.

The 3D advertising space and 3D gaming is gaining traction in the market, which will contribute significantly to the growth of the global 3D display market.

Below is a market size breakdown by application as of 2015 and 2020 for the China and Hong Kong which shows Gaming & Entertainment and advertising as the largest market size segment.

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Diagram 4.4 - Market Size Breakdown by Application - the PRC



Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Diagram 4.5 - Market Size Breakdown by Application - the Hong Kong



Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

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Information Reporting and Backup Withholding

U.S. Holders. Dividends paid on, and proceeds from the sale or other disposition of, an ordinary share generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless a U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the Internal Revenue Service. Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

Non-U.S. Holders. Non-U.S. Holders generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish their eligibility for exemption.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ORDINARY SHARES. HOLDERS AND POTENTIAL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISER(S) CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

The consolidated financial statements of Integrated Media Technology Limited for the year ended December 31, 2015 and 2014 consolidated financial statement of Marvel Digital Limited for the year ended March 31, 2015 and for the the six months ended September 30, 2015 has been audited by HKCMCPA Company Limited, 15/F Aubin House, 171&172 Gloucester Road, Wanchai, Hong Kong, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

The Group has commissioned Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., ("Frost & Sullivan") of Room 1018, Tower B, No. 500 Yunjin Road, Xuhui District, Shanghai, 200232, China to prepare a market analysis report on the 3D market. We have used certain data from this report as set out in Diagrams 4.2 - 4.5 on pages 33-35 in this Registration Statement. Frost & Sullivan is an independent global market research and consulting company which was founded in 1961 and is based in the United States.

H.   Documents on Display

We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company which are referred to in this document may also be inspected at the offices of our registered office located at Level 7, 420 King William Street, Adelaide SA 5000, Australia.

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ITEM 19.   EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit   Description

1.1*   Constitution of Registrant

4.1*   Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMT dated May 14, 2015

4.2*   Share Sale and Purchase Agreement for the purchase of 100% in Conco International Co. Limited between Jeffrey Chang Ming-Yih and IMT dated December 22, 2014

4.3*   Shareholder Agreement between Conco International Co., Limited and Kaijuyuan Technology Co., Limited to establish a joint venture company (now known as Global Vantage Audio Limited) dated May 8, 2015

4.4*   Consulting Agreement between IMT and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015

4.5*   Directors agreement between IMT and Dr. Man Chung Chan dated January 1, 2016

4.6*   Directors agreement between IMT and Dr. Chang Yuen Chan dated March 22, 2016

4.7*   Directors agreement between IMT and Wilton Timothy Carr Ingram dated April 28, 2016

4.8*   Directors agreement between IMT and Con Unerkov dated April 28, 2016

4.9*   Employment agreement between IMT and Dr. Herbert Ying Chiu Lee dated January 1, 2016

8.1*   List of subsidiaries

15.1*   Consent of Independent Registered Public Accounting Firm

15.2*   Consent of Frost & Sullivan

---

*   Incorporated by reference to our Registration Statement on Form 20-F as filed with the SEC on November 3, 2016.

^   Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Integrated Media Technology Limited

/s/   *Herbert Ying Chiu Lee*
By: Herbert Ying Chiu Lee
Title: Chief Executive Officer

Date: January 13, 2017

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